SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 1, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

Explanatory Note
     This Report on Form 6-K contains the quarterly report for the third financial quarter ended June 30, 2008 of Qimonda AG dated August 1, 2008 and is hereby incorporated by reference into our Registration Statement on Form F-3, Registration No. 333-145983.

QIMONDA AG AND SUBSIDIARIES

QUARTERLY REPORT
FOR THE THREE AND NINE MONTHS ENDED
JUNE 30, 2008

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OVERVIEW OF FINANCIAL RESULTS

Three And Nine Months Ended June 30, 2008 Compared To Three And Nine Months Ended June 30, 2007

Results of Operations

Net Sales

The following table presents data on our net sales for the periods indicated.

	For the three months ended June 30,				For the nine months ended June 30,
	2007		2008		2007		2008
	(in millions, except percentages)				(in millions, except percentages)

Net sales	€740		€384		€2,897		€1,309
Effect of foreign exchange over prior period	(€55)		(€64)		(€238)		(€190)
% of net sales	(7%	)	(17%	)	(8%	)	(15%	)

Our net sales in the nine months ended June 30, 2008 decreased by €1,588 million, or 55%, from €2,897 million in the nine months ended June 30, 2007 to €1,309 million in the nine months ended June 30, 2008. This decrease was primarily due to:

•	an average price decline of 63% for our DRAM products;

•	a decrease in our non-PC bit shipment share from 52% to 49%; and

•	exchange rate effects due to a weakening of the U.S. dollar compared to the euro of 15%.

These decreasing effects was offset in part by:

•	an increase in bit shipments of 41%.

Average price decline.  In the 2007 calendar year, we have experienced a sharp decline of market prices (for 512Mb DDR2 memories in particular) with prices falling by more than 80%. Despite the continued oversupply market situation, the price remained stable at a low level in the three months ended June 30, 2008 compared to the three months ended March 31, 2008. This was caused by higher DRAM demand across different applications especially from the PC industry, which has absorbed a significant portion of the oversupply in the industry (albeit at low prices). DRAM bit production growth in the industry persisted due to productivity increases as manufacturers employed increasingly efficient technologies.

Overall the average selling prices of our DRAM products were 63% lower in the nine months ended June 30, 2008 as compared to the nine months ended June 30, 2007.

We continue to expect that prices for standard DRAM products will decline over time across the industry as a whole. Such declines can be severe, as we experienced in calendar year 2007. We intend to continue to follow our strategy to mitigate the impact of declining prices by reducing our costs on a per unit basis and continuing to diversify our product mix.

Decrease in non-PC bit shipments.  In the nine months ended June 30, 2008, 49% of our total bit shipments were for use in non-PC applications compared to 52% for the nine months ended June 30, 2007. The decrease in our non-PC share was mainly due to increased shipments in the PC market in the first two quarters to meet the strong PC market demand growth.

Exchange rate effects.  The U.S. dollar weakened against the euro in the first nine months of the 2008 financial year, with the average exchange rate for the period being 15% lower than for the corresponding period of our 2007 financial year. This unfavorable U.S. dollar to euro exchange rate negatively affected our revenues during the nine months ended June 30, 2008. We have calculated the effects of this translation risk as follows: we would have achieved €190 million more in net sales in the nine months ended June 30, 2008, had the average exchange rates we used to translate our U.S. dollar denominated sales into euro been the same in the nine months ended June 30, 2008 as they were in the nine months ended June 30, 2007. For the three months ended June 30, 2008 compared to the three months ended June 30, 2007 the negative impact on sales amounted to €64 million.

Increase in bit shipments.  Our bit shipments increased by 41% during the nine months ended June 30, 2008 compared to the nine months ended June 30, 2007, due to increasing manufacturing output.

Demand for our products was especially high in the PC market, as PC manufacturers increased the amount of DRAM included in each system (or “bits per box”) in the current low price environment. As of June 30, 2008, 89% of our capacities were converted to the 80nm and below technology nodes, compared to less than 22% as of June 30, 2007.

Net Sales by Region

The following table sets forth our sales by region for the periods indicated.

	For the three months ended June 30,				For the nine months ended June 30,
	2007		2008		2007		2008
	(in millions, except percentages)				(in millions, except percentages)

Germany	€52	7%	€31	8%	€212	7%	€104	8%
Rest of Europe	€65	9%	€32	8%	€331	11%	€117	9%
North America	€244	33%	€121	32%	€1,093	38%	€428	33%
Asia/Pacific	€229	31%	€156	41%	€898	31%	€502	38%
Japan	€150	20%	€44	11%	€363	13%	€158	12%

Total	€740	100%	€384	100%	€2,897	100%	€1,309	100%

The relative increase in the share of sales in Asia/Pacific and decrease in North America during the nine months ended June 30, 2008 was mainly caused by Original Equipment Manufacturer (“OEM”) customers relocating their production to Asia.

For practical purpose, the Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 1% of total sales in any period.

Cost of Goods Sold and Gross Margin

The following table sets forth our cost of goods sold and related data for the periods indicated.

	For the three months ended June 30,				For the nine months ended June 30,
	2007		2008		2007	2008
	(in millions, except percentages)				(in millions, except percentages)

Cost of goods sold	(€964)		(€572)		(€2,572)	(€2,151)
% of net sales	130%		149%		89%	164%
Gross margin (loss)	(30%	)	(49%	)	11%	(64%	)

Cost of goods sold decreased by €421 million, or 16%, from €2,572 million in the nine months ended June 30, 2007 to €2,151 million in the nine months ended June 30, 2008. As a percentage of net sales, cost of goods sold increased from 89% to 164% over the same period. The absolute decrease in our cost of goods sold was due primarily to:

•	improvements in our productivity;

•	reduced purchase prices from our joint ventures and foundries;

•	positive impacts from exchange rate effects; and

•	lower inventory write-downs.

These decreasing effects were offset in part by:

•	a 41% increase in bit shipments.

Improvements in productivity.  Similar to our 2007 financial year, we achieved productivity improvements through converting our capacities to 80nm and 75nm process technologies and increasing the percentage of our chips produced on 300mm wafers. We had converted almost 90% of our capacities to 80nm and 75nm at June 30, 2008. As previously announced, to improve our productivity we are actively phasing out the purchase of 200mm wafers from Infineon Dresden and are reducing our 200mm production capacity in Richmond. Measured in wafer starts, 85% of our total production (including capacity sourced from our strategic and foundry partners) was on 300mm wafers in the nine months ended June 30, 2008 as compared to 73% of our production in the nine months ended June 30, 2007. We believe that productivity improvements, together with a larger sales volume over which our fixed costs are spread, permitted us to achieve a lower percentage increase in costs as compared to the percentage increase in bit shipments. As of June 30, 2008, 89% of our capacities were converted to the 80nm and below technology nodes, compared to less than 22% as of June 30, 2007. Other DRAM suppliers have been converting their capacities to smaller feature sizes very aggressively during the past few quarters and thus we have implemented measures to accelerate our conversion.

Reduced purchase prices from joint ventures and foundries.  Cost of goods sold includes the cost of inventory purchased from our joint ventures, such as Inotera, and other associated and related companies as well as our foundry partners Winbond, SMIC and Infineon Dresden. During the three months ended June 30, 2008, we completely phased out external capacities related to SMIC and Infineon Dresden. Our purchases from joint ventures and foundries amounted to €566 million in the nine months ended June 30, 2008 as compared to €974 million in the nine months ended June 30, 2007. Even though our purchases from these entities declined in absolute amounts as a result of the significant decline in DRAM prices, we increased the percentage of total bit shipments purchased from these partners increased to 65% in the nine months ended June 30, 2008 as compared to 58% during the nine months ended June 30, 2007.

Positive impacts from exchange rate effects.  The decline in the exchange rate of other currencies against the euro in the nine months ended June 30, 2008, as compared to the equivalent period one year earlier, decreased the euro value of our costs that are denominated in other currencies, mainly the U.S. dollar, by approximately €219 million. This means that we would have incurred approximately €219 million more in costs of goods sold in our nine months ended June 30, 2008, had the average exchange rates we used to translate our non-euro expenses into euro been the same in the nine months ended June 30, 2008 as they were in the nine months ended June 30, 2007. However, considered together with the decrease in our net sales due to negative foreign exchange effects in the amount of €190 million, foreign currency movements overall only had a net positive effect of €29 million on our gross margin during the nine months ended June 30, 2008. For the three months ended June 30, 2008 the positive exchange rate impact on our costs of goods sold was €78 million compared to the respective quarter in financial year 2007. Considering the negative exchange rate impact of €64 million on net sales in the three months ended June 30, 2008 there would have been a net positive effect of €14 million on gross margin if the U.S. dollar to euro exchange rate would have remained on the same level since June 30, 2007.

Lower inventory write-downs.  We value our inventory on a quarterly basis at the lower of cost or market value. If the market price declines below the full production cost of a particular product group, then all inventories of that product group are written down to the market price. Due to the significant price decline (especially during the first three months of the current financial year), we recorded write-downs on inventory in an amount of €72 million for the nine months ended June 30, 2008 in accordance with our policy. In the comparable period of our 2007 financial year we recorded write-downs on inventory in an amount of €91 million. The lower level of write-downs in the nine months ended June 30, 2008 as compared to the nine months ended June 30, 2007 is due to a reduction in our manufacturing costs and a recovery in sales prices experienced in the three months ended June 30, 2008. Due to the volatility of the DRAM market, write-downs of this nature may occur in future periods of sharp price decline.

Increase in bit shipments.  The 41% increase in bit shipments in the nine months ended June 30, 2008 compared to the nine months ended June 30, 2007 was primarily enabled by continued production growth at our Richmond 300mm facility and higher purchase volumes from foundries and joint ventures. In response to the low price levels, PC manufacturers continued to increase the quantities of DRAMs that were installed per system, which absorbed a significant portion of the oversupply in the industry.

Our gross margin fell to a negative 64% during the nine months ended June 30, 2008, from a positive 11% in the nine months ended June 30, 2007. This was primarily due to immensely lower average selling prices, which could not be compensated by lower production costs per unit resulting from increased manufacturing productivity and lower purchase prices from foundry partners. In the third quarter of our 2008 financial year our gross margin improved to negative 49% as compared to a negative 58% in the second quarter of our 2008 financial year. This improvement resulted mainly from continuing productivity improvements, reduced foundry purchases which offset in part the effect of lower sales and a €37 million positive effect from reduced inventory write-downs due to increasing price levels for standard DRAMs during the third quarter of our 2008 financial year.

While average selling prices, especially for standard DRAM products, generally decline over time, they can exhibit significant volatility from period to period. Our gross margin suffers in periods, such as the first nine months of our 2008 financial year, in which prices have declined faster than we can reduce our unit costs. Conversely, our gross margin is stronger during periods when prices decrease more slowly or increase, such as at the end of our 2006 financial year.

Research and Development (R&D) Expenses

The following table sets forth our R&D expenses for the periods indicated.

	For the three months ended June 30,		For the nine months ended June 30,
	2007	2008	2007	2008
	(in millions, except percentages)		(in millions, except percentages)

Research and development expenses	(€98)	(€107)	(€291)	(€326)
% of net sales	13%	28%	10%	25%

In the nine months ended June 30, 2008, research and development expenses increased by 12% to €326 million from €291 million in the nine months ended June 30, 2007. This was principally due to our efforts to strengthen our development of capabilities with respect to the next generation of memory technologies to further diversify our portfolio of memory products as well as with respect to non-volatile memory technologies. In the nine months ended June 30, 2007, our research and development expenses were low due to the substantial completion of technology development for 80nm and 75nm during September and October 2006, respectively.

In February 2008 we announced the development of our new innovative Buried Wordline DRAM technology, which is aimed at reducing the cell size of our DRAM products towards 4F2 over the next several years, consistent with our views on the progression of the industry, while at the same time meeting customer requirements regarding high performance and low power consumption. This new architecture combines a variety of innovations at the cell and wiring levels, and we are currently expending additional R&D efforts to introduce it in initial product designs. We plan to introduce this technology initially in 65nm technologies and to begin production of a 1 Gbit DDR2 in the second half of the 2008 calendar year. Because the degree of innovation, testing and other development work that is involved with the progression to this new architecture exceeds that required for the reductions in the feature sizes that we have implemented in recent technology generations, we may be unable to meet our goals or to keep pace with the rate of development in the industry in a timely manner or at all, or do so at competitive costs. In addition, the increased R&D work in which we are currently engaged and expect to continue with in the coming financial periods will add to demands for capital. See “Liquidity — Capital Requirements.”

In the third quarter, Qimonda and Elpida signed final contracts for a strategic technology partnership for the joint development of memory chips. They plan to jointly develop technology platforms and design rules drawing on both their technologies. Specifically, the companies target to introduce a jointly developed innovative 4F2 cell concept in the 40nm generation already in 2010 and to subsequently scale it to the 30nm generation. The companies have established a broad cross licensing of intellectual property. Additionally, they are in the process of finalizing discussions on further joint activities in the areas of product and technology development as well as joint manufacturing.

Selling, General and Administrative (SG&A) Expenses

The following table sets forth information on our selling, general and administrative expenses for the periods indicated.

	For the three months ended June 30,		For the nine months ended June 30,
	2007	2008	2007	2008
	(in millions, except percentages)		(in millions, except percentages)

Selling, general and administrative expenses	(€48)	(€48)	(€140)	(€138)
% of net sales	6%	12%	5%	11%

During the nine months ended June 30, 2008, selling, general and administrative expenses decreased by 1% as compared to the same period in the prior year. The increase as a percentage of sales was mainly attributable to the decrease in sales compared to the prior year.

Restructuring Expenses

The following table sets forth information on our restructuring expenses for the periods indicated.

	For the three months ended June 30,		For the nine months ended June 30,
	2007	2008	2007	2008
	(in millions, except percentages)		(in millions, except percentages)

Restructuring expenses	€0	(€20)	€0	(€38)
% of net sales	0%	5%	0%	3%

Our restructuring expenses comprise four measures: The relocation of the backend production in Malaysia from Malacca to Senai (Johor) near Singapore, the phase-out of the 200mm wafer supply from Infineon’s manufacturing facility in Dresden, the combination of our research centers in North America and a comprehensive cost reduction program.

In March 2007 we announced our intention to relocate our backend production in Malaysia from our existing facility in Malacca to a new backend production facility in Senai (Johor) near Singapore by December 2008. Following the move, the existing site in Malacca is to be completely closed and the remaining employees are to be laid off. During the three and nine months ended June 30, 2008 we accrued €0 million and €4 million for severance payments for 631 employees, respectively.

Furthermore, as part of our focus to improve profitability and 300mm manufacturing, we terminated our wafer purchase contract with Infineon. Our purchases of wafers from Infineon Dresden had been completely phased out by the end of May 2008. Under the terms of the contract with Infineon, we had agreed to indemnify Infineon for 50% of the restructuring costs that Infineon will incur in connection with the termination of this contract. As a result of the termination, we incurred €1 million and €11 million during the three and nine months ended June 30, 2008, respectively, for the reimbursement obligation to Infineon. In addition, cost of goods sold includes losses related to purchase commitments for 200mm wafer contract manufacturing at Infineon Dresden in the amount of €3 million and €33 million for the three and nine months ended June 30, 2008, respectively. Infineon and we are presently discussing additional reimbursements to Infineon from us in respect of idle costs at Infineon Dresden, which have not been incurred or accrued as of June 30, 2008.

Due to continued efforts to improve costs and efficiencies, we decided to consolidate our U.S. research and development facilities into a single development center located in Raleigh, North Carolina. As a result, our development center in Burlington, Vermont, was closed by the end of June 2008. We accrued restructuring costs of €0 million and €4 million during the three and nine months ended June 30, 2008, respectively, relating to lease termination costs and expected severance payments for 108 employees.

On April 21, 2008 management announced a comprehensive cost reduction program designed to adjust our cost structure and lower our breakeven point. We target €180 million in annualized cost reductions compared to the current cost structure. These cost reductions are based on a combination of reducing workforce in the range of 10% on a worldwide basis and cutting recurring costs. This includes a reduction in nonvolatile memory development to basic research activities and the termination of the related agreement with Macronix. We expect to realize these savings in full starting in the 2009 financial year and to have accrued for any restructuring charges relating to this program by the end of the 2008 financial year. During the three and nine months ended June 30, 2008, we incurred restructuring expenses in an amount of €19 million for each period. For the fourth quarter, we expect to record about €10 million in additional restructuring charges related to these cost reduction initiatives.

Goodwill and Long-lived Assets Impairment

	For the three months ended June 30,		For the nine months ended June 30,
	2007	2008	2007	2008
	(in millions, except percentages)		(in millions, except percentages)

Goodwill impairment	€0	(€0)	€0	(€61)
% of net sales	0%	0%	0%	5%

Due to the decline in our share price and the general weakness in pricing for DRAM products we tested the goodwill recorded on our balance sheet for impairment at March 31, 2008 in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. As a result of our fair value analysis as of March 31, 2008, we determined that the carrying value of the goodwill exceeded the implied fair value of zero. Accordingly, during the three months ended March 31, 2008 we charged €61 million to the income statement to write off the existing goodwill in full.

Due to our operating loss and cash outflow, we are required in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” to analyze whether the carrying values of our long-lived assets are recoverable or reduce those values through impairment charges if they are not. We assessed our long-lived assets for impairment as of June 30, 2008, and determined that our long-lived assets are recoverable. As a result of the protracted downturn in the DRAM industry and the recent sharp decline in our share price, our independent auditors have requested an independent valuation in order to finally conclude on our assessment of recoverability. We intend to conclude this valuation by September 30, 2008.

If the result of the valuation is a conclusion that the value of our long-lived assets is lower than their carrying values, we will be required to write down their carrying values. A write-down of this nature could be material. In addition, a write-down may affect our compliance with financial covenants requiring us to maintain prescribed levels of debt to equity. This would require us to seek to renegotiate these covenants, refinance the affected financing obligations or risk breach of these covenants and repayment of the related financing obligations of €40 million as of June 30, 2008.

Other Operating Income, Net

The following table sets forth information on our other operating (expense) income, net for the periods indicated.

	For the three months ended June 30,		For the nine months ended June 30,
	2007	2008	2007	2008
	(in millions, except percentages)		(in millions, except percentages)

Other operating income, net	€4	€4	€7	€8
% of net sales	1%	1%	0%	1%

Other operating income, net contains various items related to our operations, and may fluctuate from period to period due to the more or less infrequent nature of these items, which include subsidies, grants, insurance proceeds and accruals for legal matters. No material items of this nature were incurred in the nine months ended June 30, 2007 as well as in the nine months ended June 30, 2008.

Equity in Earnings (loss) of Associated Companies

The following table sets forth information on our equity in earnings (loss) of associated companies for the periods indicated.

	For the three months ended June 30,			For the nine months ended June 30,
	2007	2008		2007	2008
	(in millions, except percentages)			(in millions, except percentages)

Equity in earnings (loss) of associated companies	€38	(€32)		€103	(€42)
% of net sales	5%	(8%	)	4%	(3%	)

The equity in earnings (loss) of associated companies with financial year-ends that differ by not more than three months from the Company’s financial year-end is recorded with a three-month delay. This applies in particular to our joint venture Inotera Memories, which has a December 31 financial year-end. Market price fluctuations during the three months ended June 30, 2008 would, to the extent these impact Inotera’s results, affect our equity in Inotera’s earnings (loss) during the three months ending September 30, 2008.

In both periods, Inotera contributed most of our equity in earnings (loss) from associated companies, which decreased to a loss in the three months ended June 30, 2008, primarily due to lower selling prices in the three months ended March 31, 2008. Our equity in Inotera’s earnings (loss) is, however, sensitive not only to fluctuations in the price of DRAM and production volumes, but also to changes in the portion of our inventory which we purchased from Inotera and that remains unsold. This is because we eliminate Inotera’s profit from the inventory we have not yet sold.

Loss on Associated Company Share Issuance

The following table sets forth information on our loss on associated company share issuance for the periods indicated.

	For the Three Months Ended June 30,		For the Nine Months Ended June 30,
	2007	2008	2007	2008
	(in millions, except percentages)		(in millions, except percentages)

Loss on associated company share issuance	€0	€0	€0	(€7)
% of net sales	0%	0%	0%	(1%	)

On August 20, 2007 Inotera issued 40 million common shares, representing 1.2% of its outstanding share capital, as bonuses to its employees. This diluted our ownership interest to 35.6%, which amounted to a loss of €7 million in the nine months ended June 30, 2008.

Other Non-Operating Income, Net

The following table sets forth information on other non-operating income for the periods indicated.

	For the three months ended June 30,		For the nine months ended June 30,
	2007	2008	2007	2008
	(in millions, except percentages)		(in millions, except percentages)

Other non-operating income (expense), net	€6	€7	€12	€7
% of net sales	1%	2%	0%	1%

Other non-operating income, net consists of various items from period to period not directly related to our principal operations, including gains and losses on sales of marketable securities. In the nine months ended June 30, 2008, other non-operating income related primarily to an increase in the valuation of derivatives and gains and losses on sales of marketable securities, whereas in the nine months ended June 30, 2007, other non-operating income related principally to foreign currency transaction gains as well as a gain in the amount of €2 million on the sale of our investment in Ramtron.

Earnings (Loss) Before Interest and Taxes (“EBIT”)

EBIT is a non-GAAP financial measure which is determined from our consolidated statements of operations as follows:

	For the three months ended June 30,		For the nine months ended June 30,
	2007	2008	2007	2008
	(in millions, except percentages)		(in millions, except percentages)

Net income (loss)	(€218)	(€401)	€16	(€1,481)
Add: interest (income) expense	(€1)	€7	(€4)	€11
Add: income tax (benefit) expense	(€104)	€8	€0	€26

EBIT	(€323)	(€386)	€12	(€1,444)

Interest Income (Expense), Net

The following table sets forth information on our net interest income (expense) for the periods indicated.

	For the three months ended June 30,			For the nine months ended June 30,
	2007	2008		2007	2008
	(in millions, except percentages)			(in millions, except percentages)

Interest income (expense), net	€1	(€7)		€4	(€11)
% of net sales	0%	(2%	)	0%	(1%	)

Interest expense mainly relates to interest on our sale and lease back transactions and convertible notes, which is offset by interest income we earn on cash and cash equivalents and marketable securities.

Income Taxes

Income tax expense for the three and nine months ended June 30, 2007 and 2008 is as follows:

	For the three months ended June 30,				For the nine months ended June 30,
	2007		2008		2007	2008
	(in millions, except percentages)				(in millions, except percentages)

Income tax benefit (expense)	€104		(€8)		€0	(€26)
% of net sales	(14%	)	2%		0%	2%
Effective tax rate	32%		(2%	)	0%	(2%	)

On August 17, 2007, the Business Tax Reform Act of 2008 was enacted in Germany. This bill introduces several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate in Germany from approximately 39% to 30%. Most of the changes apply to the Company effective October 1, 2007 and affect the Company’s current tax rate from that date.

In the three and nine months ended June 30, 2007 and 2008, our effective tax rate was lower than the combined German statutory tax rate of 39% and 30%, respectively. This resulted primarily from income in jurisdictions with lower than average corporate tax rates, the utilization of tax credits, and the recording of additional valuation allowances against current period deferred tax benefits arising in connection with the operating losses in the three and nine months ended June 30, 2008. Despite the consolidated pretax loss, we generated taxable income in some tax jurisdictions which resulted in the negative effective tax rate during the nine months ended June 30, 2008.

Pursuant to SFAS No. 109 “Accounting for Income Taxes”, we have assessed our deferred tax asset and the need for a valuation allowance. The assessment was based on the benefits that could be realized from available tax strategies, forecasted future taxable income to the extent applicable, and the reversal of temporary differences in future periods. As a result of this assessment, we increased our deferred tax asset valuation allowance as of June 30, 2008 to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future. Changes in valuation allowance attributable to prior year tax credits in the amounts of €0 million and €10 million were recorded for the three and nine months ended June 30, 2008, respectively.

Net Income (Loss)

We had a net loss of €1,481 million in the nine months ended June 30, 2008 compared to a net income of €16 million in the nine months ended June 30, 2007. In the three months ended June 30, 2008 our net loss amounted to €401 million, compared to a net loss of €482 million in the three months ended March 31, 2008.

Financial Condition

The following table sets forth selected items from our consolidated balance sheets for the periods indicated.

	As of	As of
	September 30,	June 30,
	2007	2008	Change
	(in millions, except		%
	percentages)

Current assets	€2,257	€1,326	(41%	)
Non-Current assets	€3,124	€2,632	(16%	)

Total assets	€5,381	€3,958	(26%	)

Current liabilities	€1,244	€1,255	1%
Non-current liabilities	€620	€778	25%

Total liabilities	€1,864	€2,033	9%

Shareholders’ equity	€3,517	€1,925	(45%	)

As of June 30, 2008, our current assets decreased significantly as compared to September 30, 2007 mainly due to lower inventories, lower cash and cash equivalents, lower trade accounts receivables, lower marketable securities and lower other current assets. Inventories decreased as a result of lower gross inventories and higher inventory write-downs due to market price decline in the nine months ended June 30, 2008 compared to September 30, 2007. Trade accounts receivables decreased in the nine months ended June 30, 2008 primarily due to lower sales. As of June 30, 2008, non-current assets decreased compared to September 30, 2007 principally due to lower property, plant and equipment, lower long-term investments and lower intangible assets. Property, plant and equipment decreased primarily because our capital expenditures were lower than our depreciation expenses. The decrease of intangible assets is attributable to the write-off of goodwill in the amount of €61 million as described above under “Results of operations — Goodwill and Long-lived Assets Impairment”.

As of June 30, 2008, current liabilities increased slightly compared to September 30, 2007 principally due to higher short-term debt and higher other current liabilities, offset by lower trade accounts payable. Trade accounts payable mainly decreased as a result of lower capital expenditures in the three months ended June 30, 2008 compared to the three months ended September 30, 2007. Short-term debt increased compared to September 30, 2007 mainly due to higher short-term portions of long-term debt and our sale and leaseback transactions. As of June 30, 2008, non-current liabilities increased compared to September 30, 2007 principally due to increased long-term debt as a result of our sale and leaseback transactions and the issuance of our convertible bond.

As of June 30, 2008, our shareholders’ equity decreased to €1,925 million, primarily due to our net loss of €1,481 million incurred during the nine months ended June 30, 2008, as well as foreign currency translation losses affecting equity in the amount of €100 million.

Liquidity

Cash Flows

	For the three months ended June 30,		For the nine months ended June 30,
	2007	2008	2007	2008
		(in millions)

Net cash provided by (used in) operating activities	€45	(€155)	€769	(€423)
Net cash provided by (used in) investing activities	(€238)	€81	(€724)	(€41)
Net cash provided by (used in) financing activities	(€48)	€48	(€343)	€242
Effect of foreign exchange rate changes on cash and cash equivalents	(€2)	(€4)	(€5)	(€14)
Cash and cash equivalents at end of period	€629	€510	€629	€510

Our operating cash flow decreased significantly from an inflow of €769 million in the nine months ended June 30, 2007 to an outflow of €423 million in the nine months ended June 30, 2008. This was mainly caused by our net loss of €1,481 million in the nine months ended June 30, 2008, which in turn was largely a result of lower net sales due to the strong decline in our average selling prices as compared to the previous year. Operating cash flow was also negatively impacted by the higher decrease in our trade accounts payable balance during the nine months ended June 30, 2008, with the value of our trade payables following selling prices down. These negative impacts on our operating cash flow were partly offset by working capital improvements resulting from the decrease in our inventories and trade accounts receivable due to falling prices and our working capital management efforts.

Cash used in investing activities decreased substantially from an outflow of €724 million in the nine months ended June 30, 2007 to an outflow of €41 million in the nine months ended June 30, 2008. This was principally due to lower capital expenditures (a reduction of €283 million), lower investment in marketable securities (a reduction of €256 million) and the execution of our sale and lease back transactions (a contribution of €154 million in the nine months ended June 30, 2008).

Cash provided by financing activities during the nine months ended June 30, 2008 refers mainly to the issuance of our convertible bond, from which we raised €168 million, a prepayment agreement with a customer to secure supply, and a drawing of €40 million under a long-term loan agreement. During the nine months ended June 30, 2007, cash used in financing activities refers principally to the repayment of €344 million of short-term debt to Infineon.

The €40 million drawn under the long-term loan agreement must be repaid by July 31, 2009. This loan agreement and other contracts to which we are a party including the prepayment agreements we have entered into with some customers contain covenants customary for such transactions and that relate to our financial performance. We were in compliance with all such covenants at June 30, 2008.

Free Cash Flow

Free cash flow is a non-GAAP financial measure which is determined from our consolidated statements of cash flows as follows:

	For the three months ended June 30,		For the nine months ended June 30,
	2007	2008	2007	2008
		(in millions)

Net cash provided by (used in) operating activities	€45	(€155)	€769	(€423)
Net cash provided by (used in) investing activities	(€238)	€81	(€724)	(€41)
Purchases of (proceeds from) marketable securities, net	€1	(€105)	€131	(€125)

Free cash flow	(€192)	(€179)	€176	(€589)

Our free cash flow in the nine months ended June 30, 2008, was negative primarily due to our currently non-profitable operations and capital expenditures that were higher than our proceeds from sales of marketable securities and sale and leaseback transactions.

Our free cash flow was positive in the three months ended June 30, 2007 mainly due to our profitable operations during that timeframe and capital expenditures that were lower than cash provided from operating activities.

Capital Expenditures

	For the three months ended June 30,		For the nine months ended June 30,
	2007	2008	2007	2008
		(in millions)

Purchases of property, plant and equipment	€236	€49	€601	€318

Our capital expenditures for the nine months ended June 30, 2008, consisted primarily of equipment for the technology conversion at our 300mm facility in Richmond, Virginia and for our 300mm R&D facility in Dresden.

We target capital expenditures for the 2008 financial year in a range of €370 million to €420 million. Furthermore, as part of our conversion to Buried Wordline technology we anticipate investing an additional €100 million over the course of our 2009 and 2010 financial years.

Capital Requirements

We had aggregate cash, cash equivalents and available-for-sale marketable securities as of June 30, 2008 in the amount of €630 million, which we refer to as our gross cash position, compared to

€1,011 million as of September 30, 2007. As of June 30, 2008 we had short-term debt obligations of €193 million payable within one year. Our total short and long-term debt amounted to €631 million as of June 30, 2008, which represents 33% of our shareholders’ equity as of that date. We therefore believe that our capital structure provides us with flexibility to obtain financing suitable to our business, such as the sale and lease back transactions we have recently executed despite difficult global financial market conditions.

We are exploring a wide range of potential sources of capital, including capital market transactions, debt financing, the leveraging of selected assets and ventures with third parties. To the extent our performance remains at current levels or deteriorates further, which we view to a substantial extent as dependent on price developments for DRAM products, we may have difficulty obtaining capital.

Recent Developments

On July 8, 2008, we decided to close down our design centers at our Italian subsidiary’s sites in Padua and Milan by the end of 2008. We estimate that the restructuring expenses in connection with these closures amount to about €5 million and will be incurred in the quarter ended September 30, 2008. The expenses relate to the termination of employees and the cancellation of rental contracts.

On July 14, 2008, Qimonda North America reached a tentative agreement with Technology Park to settle all claims and disputes related to the complaint regarding the lease in Vermont and plans to finalize a written agreement shortly.

On July 17, 2008 the remaining shares of Inotera held by Infineon were transferred to us. This completed the legal transfer of all Inotera shares from Infineon to us.

On July 17, 2008 the plaintiffs in the Quebec antitrust action, whose motion for authorization (certification) was dismissed by the Quebec Superior Court in June 2008, filed an appeal against this court decision.

Outlook for the Fourth Quarter of our 2008 Financial Year and the 2009 Financial Year

For the fourth quarter of financial year 2008, we expect our bit production to increase by over 20% compared to the third quarter, due to conversion to 75nm and improved yields. We continue to target an increase in our bit production for financial year 2008 of 20% to 30%.

For financial year 2008, we continue to expect bit demand for DRAM to be driven by continued solid growth in servers, consumer and communication applications and the move to higher density modules in the PC market. In general, we expect a slow down of supply growth in the market, as expected by independent market researchers, eventually leading to a more balanced supply and demand situation.

For the full financial year 2008, we expect to record a share of bit-shipments for use in non-PC applications of slightly below 50% compared to the original target of more than 50%, due to the strong growth in productivity and bit-production for standard products in the fourth quarter.

We have further reduced our financial year 2008 capital expenditures spending plan to a range of between €370 million and €420 million. We expect our depreciation and amortization charges, without taking into account the write off of goodwill taken in the second quarter, to be between €600 million and €650 million for financial year 2008, compared to our previous expectations of between €650 million and €750 million. This is due to the lower level of capital spending.

For our 2009 financial year, we are currently targeting R&D expenses of between €360 million and €390 million and SG&A expenses of between €160 million and €180 million.

Based primarily on the further productivity improvements we expect to achieve at our in-house and external foundry capacities, and taking into account the reductions we have made in our external foundry capacities, we are currently targeting bit-production growth of between 30 and 40% compared to financial year 2008. For our 2009 financial year, we target a share of bit-shipments for use in non-PC applications of more than 50%.

QIMONDA AG AND SUBSIDIARIES
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2007 and 2008
(in millions, except for share data)

		June 30,	June 30,	June 30,
	Notes	2007	2008	2008

		(€)	(€)	($)

Net sales to third parties	20	740	384	605
Cost of goods sold		(964)	(572)	(901)

Gross loss		(224)	(188)	(296)

Research and development expenses		(98)	(107)	(169)
Selling, general and administrative expenses		(48)	(48)	(76)
Restructuring charges	3	—	(20)	(31)
Other operating income, net		4	4	6

Operating loss		(366)	(359)	(566)

Interest income (expense), net	15	1	(7)	(11)
Equity in earnings (loss) of associated companies	9	38	(32)	(50)
Other non-operating income, net	18	6	7	11
Minority interests		(1)	(2)	(3)

Loss before income taxes		(322)	(393)	(619)

Income tax benefit (expense)	4	104	(8)	(12)

Net loss		(218)	(401)	(631)

Basic and diluted loss per share	5	(0.64)	(1.17)	(1.84)

See accompanying notes to the unaudited condensed consolidated financial statements.

QIMONDA AG AND SUBSIDIARIES
Condensed Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2007 and 2008
(in millions, except for share data)

		June 30,	June 30,	June 30,
	Notes	2007	2008	2008

		(€)	(€)	($)

Net sales to third parties	20	2,897	1,309	2,061
Cost of goods sold		(2,572)	(2,151)	(3,387)

Gross profit (loss)		325	(842)	(1,326)

Research and development expenses		(291)	(326)	(514)
Selling, general and administrative expenses		(140)	(138)	(217)
Restructuring charges	3	—	(38)	(60)
Goodwill impairment	10	—	(61)	(96)
Other operating income, net		7	8	13

Operating loss		(99)	(1,397)	(2,200)

Interest income (expense), net	15	4	(11)	(17)
Equity in earnings (loss) of associated companies	9	103	(42)	(66)
Loss on associated company share issuance	9	—	(7)	(11)
Other non-operating income, net	18	12	7	11
Minority interests		(4)	(5)	(8)

Income (loss) before income taxes		16	(1,455)	(2,291)

Income tax expense	4	—	(26)	(41)

Net income (loss)		16	(1,481)	(2,332)

Basic and diluted earnings (loss) per share	5	0.05	(4.33)	(6.82)

See accompanying notes to the unaudited condensed consolidated financial statements.

QIMONDA AG AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
As of September 30, 2007 and June 30, 2008

		September 30,	June 30,	June 30,
	Notes	2007	2008	2008

		(€ millions)	(€ millions)	($ millions)

Assets:
Current assets:
Cash and cash equivalents		746	510	803
Marketable securities		265	120	189
Trade accounts receivable, net	7	341	174	274
Inventories	8	619	344	542
Deferred income taxes	4	32	18	28
Other current assets		254	160	252

Total current assets		2,257	1,326	2,088

Property, plant and equipment, net		2,186	1,881	2,962
Intangible assets, net	10	143	66	104
Long-term investments	9	628	525	827
Deferred income taxes	4	147	137	216
Other assets		20	23	36

Total assets		5,381	3,958	6,233

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	12, 15	77	193	304
Trade accounts payable	11	756	534	841
Accrued liabilities		147	141	222
Deferred income taxes	4	5	5	8
Other current liabilities		259	382	602

Total current liabilities		1,244	1,255	1,977

Long-term debt	12	227	438	690
Pension liabilities	17	25	29	46
Deferred income taxes	4	23	7	11
Long-term accrued liabilities		14	16	25
Other liabilities	18	248	206	324
Minority interest		83	82	129

Total liabilities		1,864	2,033	3,202

Shareholders’ equity:
Ordinary share capital		684	684	1,077
Additional paid-in capital		3,117	3,120	4,912
Accumulated deficit		(25)	(1,506)	(2,371)
Accumulated other comprehensive loss	14	(259)	(373)	(587)

Total shareholders’ equity		3,517	1,925	3,031

Total liabilities and shareholders’ equity		5,381	3,958	6,233

See accompanying notes to the unaudited condensed consolidated financial statements.

QIMONDA AG AND SUBSIDIARIES
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
For the nine months ended June 30, 2007 and 2008

					Retained	Accumulated
				Additional	earnings	other
		Issued Ordinary shares		paid-in	(accumulated	comprehensive
	Notes	Shares	Amount	capital	deficit)	(loss) income	Total

		(millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)

Balance as of October 1, 2006		342	684	3,097	224	(134)	3,871

Contribution by Infineon	1, 19	—	—	12	—	—	12
Net income		—	—	—	16	—	16
Stock-based compensation	13	—	—	4	—	—	4
Other comprehensive loss	14	—	—	—	—	(95)	(95)

Balance as of June 30, 2007		342	684	3,113	240	(229)	3,808

Balance as of October 1, 2007		342	684	3,117	(25)	(259)	3,517

Net loss		—	—	—	(1,481)	—	(1,481)
Stock-based compensation	13	—	—	3	—	—	3
Other comprehensive loss	14	—	—	—	—	(114)	(114)
Balance as of June 30, 2008		342	684	3,120	(1,506)	(373)	1,925

See accompanying notes to the unaudited condensed consolidated financial statements.

QIMONDA AG AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2007 and 2008

		June 30,	June 30,	June 30,
	Notes	2007	2008	2008

		(€ millions)	(€ millions)	($ millions)

Net income (loss)		16	(1,481)	(2,332)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization		496	480	755
Goodwill impairment	10	—	61	96
Provision for doubtful accounts	7	(5)	(2)	(3)
Gain on sales of business interests		(2)	—	—
Gain on sales of long-term assets		(2)	—	—
Loss on sales of marketable securities		—	4	6
Equity in (earnings) loss of associated companies		(103)	41	65
Loss on associate company share issuance	9	—	7	11
Stock-based compensation expense	13	4	3	5
Minority interests		5	5	8
Deferred income tax (benefit) expense	4	(9)	20	31
Due to changes in operating assets and liabilities:
Trade accounts receivable	7	421	166	261
Inventories	8	12	266	419
Other current assets		1	120	189
Trade accounts payable	11	(27)	(211)	(332)
Accrued liabilities		(10)	(2)	(3)
Other current liabilities		(4)	139	219
Other assets and liabilities		(24)	(39)	(61)

Net cash provided by (used in) operating activities		769	(423)	(666)

Cash flows from investing activities:
Purchases of marketable securities available for sale		(147)	(13)	(20)
Proceeds from sales of marketable securities available for sale		16	138	217
Proceeds from disposal of business interests and dividends		27	—	—
Purchases of intangible assets		(24)	(2)	(3)
Purchases of property, plant and equipment		(601)	(318)	(501)
Proceeds from sales of long-term assets	12, 15	5	154	242

Net cash used in investing activities		(724)	(41)	(65)

Cash flows from financing activities:
Decrease in short-term debt due Infineon	16	(344)	—	—
Increase in short-term debt due third parties	12	—	286	450
Repayments of short-term debt due third parties	12	—	(214)	(338)
Decrease in financial payables due related parties	16	(5)	—	—
Proceeds from issuance of long-term debt	12	—	208	328
Principal repayments under capital lease obligations	12, 15	—	(32)	(50)
Dividend payments to minority shareholders		(6)	(6)	(9)
Contribution by and advances from Infineon	1, 19	12	—	—

Net cash (used in) provided by financing activities		(343)	242	381

Effect of foreign exchange rate changes on cash and cash equivalents		(5)	(14)	(22)

Net decrease in cash and cash equivalents		(303)	(236)	(372)
Cash and cash equivalents at beginning of period		932	746	1,175

Cash and cash equivalents at end of period		629	510	803

See accompanying notes to the unaudited condensed consolidated financial statements.

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation

Description of Business

Qimonda AG and its subsidiaries (collectively, the “Company” or “Qimonda”) is one of the world’s leading suppliers of semiconductor memory products. Qimonda designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level. Qimonda has operations, investments and customers located mainly in Europe, Asia and North America. The Company is a majority-owned subsidiary of Infineon Technologies AG and its subsidiaries (“Infineon”). The financial year-end for the Company is September 30.

Formation

Effective May 1, 2006, substantially all the memory products-related assets and liabilities, operations and activities of Infineon (the “Memory Products business”) were contributed to the Company (the “Formation”). In conjunction with the Formation the Company entered into a contribution agreement and various other service agreements with Infineon (notes 16 and 19).

At the Formation certain of the Company’s operations and investments that could not be directly transferred were initially held in trust for Qimonda’s benefit by Infineon until the legal transfer to Qimonda could take place. Pursuant to agreements entered into on December 14, 2007 Infineon’s investments in Advanced Mask Technology Center GmbH & Co. (“AMTC”) and Maskhouse Building Administration GmbH & Co. KG (“BAC”) were transferred to Qimonda subject to registration in the commercial register. On January 11, 2008 the legal transfer from Infineon of the Company’s interest in AMTC became effective with the entry in the commercial register. Similarly, on January 21, 2008 the legal transfer from Infineon of the Company’s interest in BAC became effective with the entry in the commercial register. The accompanying financial statements include the results of operations of these activities for all periods presented.

Basis of Presentation

The accompanying condensed consolidated financial statements as of and for the three and nine months ended June 30, 2007 and 2008 have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, the condensed consolidated balance sheet as of September 30, 2007 was derived from audited financial statements and condensed for comparative purposes, but does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited combined and consolidated financial statements for the year ended September 30, 2007. The accounting policies applied in preparing the accompanying condensed financial statements are consistent with those for the year ended September 30, 2007 (note 2).

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company’s financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company continues to execute its strategy and business plan which are aimed at supporting continued growth and improving profitability. As part of this plan, the Company has implemented a cost reduction program (note 3) and is accelerating its technology conversion to further increase productivity in manufacturing. In addition the Company has recently raised additional funds, e.g. through sale and leaseback transactions (note 12), and seeks to utilize suitable financing opportunities.

All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying balance sheet as of June 30, 2008 and the statements of operations and cash flows

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

for the periods then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.5748, the Federal Reserve noon buying rate on June 30, 2008.

Certain amounts in prior period condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation. Intangible assets, pension liabilities and minority interest are presented separately on the Company’s balance sheet. The Company’s consolidated results of operations, financial position or overall cash flows have not been affected by these reclassifications.

Estimates

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent amounts and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ materially from such estimates made by management.

2.	Recent Accounting Pronouncements

Adopted in the financial year beginning October 1, 2007

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 also provides guidance on the de-recognition measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. The Company adopted FIN 48 beginning October 1, 2007 (note 4).

Issued since October 1, 2007 but principally applicable in future financial years

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations”. SFAS No. 141(R) replaces SFAS No. 141 “Business Combinations” and requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction even if the business is not acquired by 100% by the acquirer. The revised statement establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. Further major differences to the current accounting practices are the definition of a “business”, the shift from the purchase method to the acquisition method, a changed treatment of acquisition and restructuring costs related to the acquirement and the recognition of contingent assets, contingent liabilities and contingent considerations. The new SFAS No. 141(R) will be effective prospectively for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact on its results of operations and financial position.

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financials Statements — an Amendment of ARB No. 51”. SFAS No. 160 requires companies to measure an acquisition of a non-controlling (minority) interest at fair value in the equity section of the acquiring entity’s balance sheet. The new SFAS No. 160 will be effective prospectively for fiscal years beginning on or after December 15, 2008. For presentation and disclosure requirements the new statement is to be applied retrospectively for all periods presented. The Company is currently evaluating the impact on its results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. The Statement requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of this Statement to have a material impact on its financial statements.

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”. The Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of this Statement to have a material impact on its financial statements.

In May 2008, the FASB issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts”. This Statement applies to financial guarantee insurance (and reinsurance) contracts issued by enterprises that are included within the scope of paragraph 6 of Statement 60 and that are not accounted for as derivative instruments. The recognition and measurement provisions of this Statement shall be applied on a contract-by-contract basis. The Statement shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not have such financial guarantee insurance (and reinsurance) contracts and, therefore, does not expect the adoption of this Statement to have a material impact on its financial statements.

3.  Restructuring

General

During the nine months ended June 30, 2008 Qimonda announced various restructuring measures aimed at reducing costs and focusing efforts on faster conversions to more cost efficient technologies. The Company’s restructuring expenses comprise four measures: the relocation of the backend production in Malaysia from Malacca to Senai (Johor) near Singapore, the phase-out of 200mm wafer supply by Infineon Dresden, the combination of research activities in North America and the implementation of permanent cost reductions compared to the current cost structure. As of June 30, 2008 the Company has accrued liabilities of €34 related to these measures.

		For the nine months
		ended
	As of	June 30, 2008		As of
	September 30,	Restructuring		June 30,
	2007	Charges	Payments	2008

Employee terminations	—	24	4	20
Other exit costs	—	14	—	14

Total	—	38	4	34

Relocation of backend production in Malaysia

In March 2007, the Company had announced its intention to relocate its backend production in Malaysia from its existing facility in Malacca to a new backend production facility in Senai (Johor) near Singapore by December 2008. Following the move, the existing site in Malacca is to be completely closed and the remaining employees are to be laid off. During the three and nine months ended June 30, 2008 the Company accrued €0 and €4, respectively, for severance payments for 631 employees.

Phase-out of 200mm Manufacturing at Infineon Dresden

In April 2006 Infineon and Qimonda entered into a product purchase agreement for the production of 200mm wafers by Infineon Technologies Dresden GmbH & Co. OHG (“Infineon Dresden”) through September 30, 2007. In January 2007, the agreement was extended through September 30, 2009. Pursuant to the agreement, Infineon agreed to manufacture wafers at Infineon Dresden, using the Company’s manufacturing technologies and masks, and to sell them to the Company at prices specified in the agreement. The Company agreed to pay for idle costs resulting from its purchasing fewer wafers from Infineon Dresden than agreed upon, if Infineon cannot otherwise utilize the capacity. Infineon and the

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Company agreed to share equally any potential restructuring costs arising in connection with one Infineon Dresden module.

As part of its focus on improved profitability and 300mm manufacturing, on November 30, 2007, the Company terminated the aforementioned product purchase agreement with Infineon. The Company’s purchases of wafers from Infineon Dresden have been completely phased out by the end of May 2008. As a result of the termination, the Company had accrued liabilities of €10 as of June 30, 2008 for the reimbursement obligation to Infineon. During the three and nine months ended June 30, 2008 the Company incurred costs of €1 and €11, respectively. In addition, cost of goods sold includes losses related to purchase commitments for 200mm wafer contract manufacturing at Infineon Dresden of €3 and €33 for the three and nine months ended June 30, 2008, respectively. Additionally, Infineon and the Company are presently discussing additional reimbursement for Infineon from the Company in respect of idle costs at Infineon Dresden, which have not been incurred or accrued as of June 30, 2008.

Combination of research activities in North America

Due to continued efforts to improve cost and efficiency, in December 2007, the Company announced plans to consolidate its U.S. research and development facilities into a single development center located in Raleigh, North Carolina. As a result, the Company’s development center in Burlington, Vermont, was closed by the end of June 2008. The Company accrued restructuring costs of €0 and €4 during the three and nine months ended June 30, 2008, respectively, relating to lease termination costs and expected severance payments for 108 employees.

Cost reduction program

On April 21, 2008 the Company announced a comprehensive cost reduction program designed to adjust its cost structure and lower its breakeven point. The Company targets €180 in annualized cost reductions compared to the current cost structure. These cost reductions are based on a combination of reducing workforce in the range of 10% on a worldwide basis and cutting its recurring costs. This includes a reduction in non-volatile memory development to basic research activities and the termination of the related agreement with Macronix. The Company expects to realize these savings in full starting in its 2009 financial year and to accrue any restructuring charges relating to this program by the end of its 2008 financial year. For the three and nine months ended June 30, 2008, the Company incurred restructuring expenses in the amount of €19 in each period.

4.	Income Taxes

Income tax benefit (expense) for the three and nine months ended June 30, 2007 and 2008 is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Continuing operations:
Current taxes	77	5	(9)	(6)
Deferred taxes	27	(13)	9	(20)

Income tax benefit (expense)	104	(8)	—	(26)

Other comprehensive (income) loss (note 13)	—	—	—	—

Effective tax rate	32%	(2)%	—%	(2)%

On August 17, 2007, the Business Tax Reform Act of 2008 was enacted in Germany. This bill introduces several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate in Germany from approximately 39% to 30%. Most of the changes apply to the Company effective October 1, 2007 and affect the Company’s current tax rate from that date.

In the three and nine months ended June 30, 2007 and 2008, the Company’s effective tax rate was lower than the combined German statutory tax rate of 39% and 30%, respectively. This resulted primarily

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

from income in jurisdictions with lower than average corporate tax rates, the utilization of tax credits, and the recording of additional valuation allowances against current period deferred tax benefits arising in connection with the operating losses in the three and nine months ended June 30, 2008. Despite the consolidated pretax loss, the Company generated taxable income in some tax jurisdictions which resulted in the negative effective tax rate during the three and nine months ended June 30, 2008.

Pursuant to SFAS No. 109 “Accounting for Income Taxes”, the Company has assessed its deferred tax assets and the need for a valuation allowance. The assessment was based on the benefits that could be realized from available tax strategies, forecasted future taxable income to the extent applicable, and the reversal of temporary differences in future periods. As a result of this assessment, the Company increased its deferred tax asset valuation allowance as of June 30, 2008 to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future. Changes in valuation allowance attributable to prior year tax credits in the amounts of €0 and €10 were recorded for the three and nine months ended June 30, 2008, respectively.

Application of FIN 48

The Company adopted FIN 48 “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109” and related guidance on October 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon being audited, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The adoption of FIN 48 as of October 1, 2007 did not affect the Company’s liability for unrecognized tax benefits. The total amount of gross unrecognized tax benefits as of the date of adoption was €37. The unrecognized tax benefits were increased during the three and nine months ended June 30, 2008, respectively. If recognized, the unrecognized tax benefits resulting from the adoption of FIN 48 and its increase in the three and nine months ended June 30, 2008, would favorably affect the Company’s effective tax rate. Interest and penalties related to income tax liabilities are classified as interest expense. The Company had no significant accrued interest and penalties recorded as of the date of adoption.

During the three and nine months ended June 30, 2008 the total amount of unrecognized tax benefits was as follows:

	Three months	Nine months
	ended	ended
	June 30,	June 30,
	2008	2008

Unrecognized tax benefits at beginning of period	49	37
Increase in unrecognized tax benefits	5	17

Unrecognized tax benefits at end of period	54	54

The Company does not expect significant changes in the total amount of unrecognized tax benefits through September 30, 2008. As of the date of adoption, the Company’s tax returns since the Formation remain subject to examination in the majority of tax jurisdictions.

5.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the three and nine months ended June 30, 2007 and 2008, respectively.

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

On November 24, 2006, the Company granted 1.9 million stock options pursuant to the Qimonda Stock Option Plan (note 13). None of these options were dilutive to EPS for the three and nine months ended June 30, 2007 and 2008. The Company accounts for the potentially dilutive effects of its stock options according to the provisions of SFAS No. 123 (R) “Share-Based Payment”.

On February 13, 2008, the Company issued convertible notes, due in 2013, with a conversion option for up to 30 million ADSs plus an overallotment option that was exercised by the underwriting banks representing a conversion option for 4.2 million additional ADSs (notes 13 and 18). If the conversion option were to be exercised, the number of outstanding shares would increase. None of these options were dilutive to EPS for the three and nine months ended June 30, 2008.

The computation of basic and diluted EPS for the three and nine months ended June 30, 2007 and 2008 is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Numerator — Income (loss) available to ordinary shareholders, basic and diluted	(218)	(401)	16	(1,481)
Denominator — Weighted-average shares outstanding (in millions), basic and diluted	342	342	342	342

Earnings (loss) per share (in euro), basic and diluted	(0.64)	(1.17)	0.05	(4.33)

6.	Marketable Securities

Marketable securities at September 30, 2007 and June 30, 2008 consist of the following available-for-sale marketable securities:

	As of September 30, 2007				As of June 30, 2008
		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	value	Gain	Loss	Cost	value	Gain	Loss

Foreign government securities	1	1	—	—	1	1	—	—
Other debt securities	137	135	1	(3)	4	4	—	—
Fixed term deposits	138	134	—	(4)	141	121	—	(20)

Total debt securities	276	270	1	(7)	146	126	—	(20)
Equity securities	1	1	—	—	1	1	—	—
Total marketable securities	277	271	1	(7)	147	127	—	(20)

Reflected as follows:
Current assets	272	265	—	(7)	141	121	—	(20)
Non-current assets	5	6	1	—	6	6	—	—

Total marketable securities	277	271	1	(7)	147	127	—	(20)

As of June 30, 2007 and 2008 available-for-sale marketable securities in an unrealized loss position consisted of:

	Less Than 12 months		12 months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Debt securities as of June 30, 2007	204	8	—	—	204	8
Debt securities as of June 30, 2008	23	7	91	13	114	20

Because the decline in market value is mainly attributable to changes in interest rates, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

be until maturity, the Company does not consider those investments to be other-than-temporarily impaired at June 30, 2008.

Realized losses on sold marketable securities were €0 and €3 for the three months ended June 30, 2007 and 2008, respectively, and €0 and €4 for the nine months ended June 30, 2007 and 2008, respectively.

The following table presents contractual maturities of debt securities as of June 30, 2008:

	Cost	Fair value

Within 1 year	7	7
After 1 year through 5 years	30	23
After 5 years through 10 years	—	—
Securities with no stated maturity date	109	96

Total	146	126

Actual maturities may differ due to call or prepayment rights.

7.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2007 and June 30, 2008 consists of the following:

	As of	As of
	September 30,	June 30,
	2007	2008

Third party — trade	333	175
Infineon group — trade (note 16)	11	2
Associated and Related Companies — trade (note 16)	3	1

Trade accounts receivable, gross	347	178
Allowance for doubtful accounts	(6)	(4)

Trade accounts receivable, net	341	174

8.	Inventories

Inventories at September 30, 2007 and June 30, 2008 consist of the following:

	As of	As of
	September 30,	June 30,
	2007	2008

Raw materials and supplies	63	28
Work-in-process	311	147
Finished goods	245	169

Total inventories	619	344

9.	Long-term Investments

On August 20, 2007, Inotera issued 40 million common shares, representing 1.2% of its outstanding share capital, as bonuses to its employees, which diluted the Company’s ownership interest to 35.6%. The Company recorded the related dilution loss of €7 as non-operating expense during the three months ended December 31, 2007.

In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon placed the Inotera shares in trust for the Company until the shares could legally be transferred. In March 2007, the Inotera shares (except for a portion representing less than 1% of the total shares) were transferred to Qimonda. The Inotera shares were subject to Taiwanese lock-up provisions related to the

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Inotera IPO until January 2008, after which the remaining less than 1% of the shares are eligible to be transferred to Qimonda (note 21).

During the three months ended December 31, 2007 Sony Corporation and Qimonda AG established the Qreatic Design joint venture. The scope of the joint venture is the design of high-performance, low power, embedded and customer specific DRAMs for consumer and graphic applications. According to the agreement, the 50:50 joint venture started with specialists from Sony and Qimonda, bringing together their engineering expertise for the mutual benefit of both companies. Qreatic Design, which is located in Tokyo, Japan, started operations during the three months ended December 31, 2007. The Company accounts for its investment in Qreatic Design using the equity method of accounting due to the lack of unilateral control.

10.	Intangible Assets, net

Pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets” the Company tested goodwill for impairment at March 31, 2008 due to the decline in the Company’s share price and general weakness in pricing for DRAM products. Goodwill is tested for impairment using a two-step process. In the first step, the fair value of the reporting unit is compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to the reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit’s goodwill. Determining the implied fair value of goodwill requires the valuation of the reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination and requires considerable judgment. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference.

As a result of the Company’s fair value analysis as of March 31, 2008, the carrying value of goodwill was determined to exceed its implied fair value in full. Accordingly, as of March 31, 2008 the Company recognized a goodwill impairment charge in the amount of €61.

As of September 30, 2007 and June 30, 2008, the Company had goodwill as follows:

Goodwill

September 30, 2007	64
Foreign currency effects	(3)
Impairment at March 31, 2008	(61)

June 30, 2008	—

As of June 30, 2008, the Company assessed its long-lived assets for impairment pursuant to SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets” and determined that the Company’s long-lived assets are recoverable. Recoverability of assets to be held and used is measured by a comparison of an asset’s (or a group of assets’) carrying value to undiscounted future cash flows expected to be generated by that asset (or group of assets). Considerable judgment is necessary to estimate future cash flows. Management believes the assumptions underlying estimated future cash flows used in the recoverability assessment are reasonable. In future periods, actual results could differ from such estimates made by management, which could result in an impairment of long-lived assets.

As a result of the protracted downturn in the DRAM industry and the recent sharp decline in our share price, the Company has requested an independent valuation in order to finally conclude on the Company’s assessment of recoverability. The Company intends to conclude this valuation by September 30, 2008. If the result of the valuation is a conclusion that the value of the Company’s long-lived assets is lower than their carrying values, the Company will be required to write down their carrying values. A write-down of this nature could be material. In addition, a write-down may affect the Company’s compliance with financial covenants requiring the Company to maintain prescribed levels of debt to equity. This would require the Company to seek to renegotiate these covenants, refinance the affected financing obligations or risk breach of these covenants and repayment of related financing obligations of €40 million as of June 30, 2008.

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

11.	Trade Accounts Payable

Trade accounts payable at September 30, 2007 and June 30, 2008 consists of the following:

	As of	As of
	September 30,	June 30,
	2007	2008

Third party — trade	601	415
Infineon group — trade (note 16)	56	35
Associated and Related Companies — trade (note 16)	99	84

Total	756	534

12.	Debt

Debt at September 30, 2007 and June 30, 2008 consists of the following:

	As of	As of
	September 30,	June 30,
	2007	2008

Short-term debt and current maturities:
Notes payable to banks, rate 5.45%	28	121
Current portion of long term debt, rate 5.08%	21	20
Capital lease obligations	28	52

Total short-term debt and current maturities	77	193

Long-term debt:
Unsecured term bank loan, rate 5.08%, due 2013	103	83
Bank loan, rate 6.96% due 2009	—	40
Notes payable to governmental entity, rate 3.45%, due 2027	24	21
Capital lease obligations	100	159
Convertible notes — principal portion, rate 6.75%, due 2013	—	135

Total long-term debt	227	438

In September 2007, the Company entered into a four-year sale and lease back transaction of a portion of its 200mm equipment at its Richmond facility. In December 2007, the Company entered into an additional four-year sale and lease back transaction of additional 200mm equipment and a five-year sale and lease back transaction of a portion of its 300mm equipment, both at its Richmond facility. The leases are accounted for as capital leases, whereby the present values of the respective lease payments are reflected as capital lease obligations. In April 2008, the Company entered into a four-year sale and lease back transaction of a portion of its 300mm equipment in its Dresden facility. The lease is accounted for as capital lease, whereby the present value of the respective lease payments is reflected as a capital obligation over the lease term.

The Company can also draw, for short term purposes, on the working capital lines it maintains in several locations with an aggregate amount of €249 million as of June 30, 2008.

On January 29, 2008, Qimonda AG held its annual general meeting of shareholders. The shareholders resolved to replace the previous authorization of July 14, 2006 relating to the issuance of securities with a new authorization to the Management Board, effective until January 28, 2013, to issue various types of securities having an aggregate face value of up to the equivalent of €2,063. Following this authorization, on February 13, 2008, Qimonda AG’s 100%-owned finance subsidiary Qimonda Finance LLC issued $218 million convertible notes due 2013 at par which are fully and unconditionally guaranteed by Qimonda AG in an underwritten registered offering in the U.S.A. On March 11, 2008, in connection with the exercise of the underwriters’ overallotment option, additional $30 million convertible notes were issued on the same terms. The notes are convertible, at the option of the holders of the notes, into an aggregate 34.2 million ordinary shares of the Company, at an initial conversion price of $7.2549 per share through maturity. The notes accrue interest at 6.75% per year. The notes are unsecured and rank pari passu with all present and

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

future unsecured unsubordinated obligations of the issuer. The note holders have a negative pledge relating to future capital market indebtedness, as defined. The note holders have an early redemption option in the event of a fundamental change, as defined. The Company may redeem the convertible notes after three years at their principal amount plus interest accrued thereon, if the Company’s share price exceeds 150% of the conversion price on 20 trading days during a period of 30 consecutive trading days. The convertible notes have been admitted for open trading on the Frankfurt Stock Exchange. Concurrently with this transaction, Infineon loaned Credit Suisse International up to 21 million Qimonda ADSs ancillary to the placement of the convertible notes.

Furthermore at issuance, the Company deferred issuance costs of €5 which will be amortized as part of interest expense over the term of the convertible notes. At June 30, 2008 unamortized debt issuance costs amounted to €5.

At issuance, the equity conversion option embedded in the convertible notes was bifurcated pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and a corresponding amount is amortized as debt premium to interest expense over the term of the convertible notes (notes 5 and 18).

For the three and nine months ended June 30, 2008, respectively, the Company recognized interest expense of €3 and €5 related to both the nominal interest and amortized debt premium of the convertible notes.

Aggregated amounts of debt, including capital lease obligations, maturing subsequent to June 30, 2008 are as follows:

Within next 12 Months ending June 30,	Amount

2009	194
2010	118
2011	82
2012	53
2013	163
Thereafter	21

Total debt	631

13.	Stock-based Compensation

A summary of the status of the Qimonda stock option plan 2006 as of June 30, 2008, and changes during the nine months then ended is presented as follows:

			Weighted-
			average	Weighted
	Number of	Weighted-	remaining	average
	Options in	average	contractual life	grant date
	million	exercise price	(in years)	fair value

Outstanding at beginning of period	1.9	$15.97	5.16	$4.23
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited and expired	(0.1)	$15.97	—	$4.23

Outstanding at end of period	1.8	$15.97	4.41	$4.23

Vested during the period	—	—	—	—
Expected to ultimately vest at end of period	1.7	$15.97	4.40	$4.23
Exercisable at end of period	—	—	—	—

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Stock-Based Compensation Expense

Stock-based compensation expense for the Infineon and Qimonda stock option plans was allocated as follows for the three and nine months ended June 30, 2007 and 2008:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Compensation expense recognized:
Cost of sales	—	—	2	1
Selling, general and administrative expenses	—	—	1	1
Research and development expense	1	1	1	1

Total stock-based compensation expense	1	1	4	3

Related to:
Infineon stock options:	—	1	3	2
Qimonda stock options:	1	—	1	1

The amount of stock-based compensation cost which was capitalized and remained in inventories during the three and nine months ended June 30, 2007 and 2008 was immaterial. Stock-based compensation expense does not reflect income tax benefits, since stock options are primarily granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a cash flow effect during the nine months ended June 30, 2008 since no exercises of stock options occurred during the period. As of June 30, 2008, for the Infineon-related stock options, there was a total of €1 in unrecognized compensation expense related to unvested stock options, which is expected to be recognized over a remaining total period of 1.75 years, and for the Qimonda-related stock options, there was a total of €3 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a remaining total period of 1.52 years.

Options on Infineon stock do not represent potential dilutive instruments for Qimonda AG, and accordingly, they have no dilutive impact on diluted EPS (note 5). The Qimonda stock options were not dilutive to EPS for the three and nine months ended June 30, 2008 (note 5).

14.	Comprehensive Loss

The changes in the components of accumulated other comprehensive (loss) income for the three and nine months ended June 30, 2007 and 2008 are as follows:

	Three months ended			Three months ended
	June 30, 2007			June 30, 2008
		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net

Accumulated other comprehensive (loss) income — beginning of period	(208)	2	(206)	(373)	(2)	(375)

Other comprehensive loss:
* Unrealized losses on securities, net	(2)	—	(2)	2	—	2
* Additional minimum pension liability	—	—	—	—	—	—
* Foreign currency translation adjustment	(21)	—	(21)	—	—	—

Other comprehensive loss	(23)	—	(23)	2	—	2

Accumulated other comprehensive (loss) income — end of period	(231)	2	(229)	(371)	(2)	(373)

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	Nine months ended			Nine months ended
	June 30, 2007			June 30, 2008
		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net

Accumulated other comprehensive (loss) income — beginning of period	(136)	2	(134)	(257)	(2)	(259)

Other comprehensive loss:
* Unrealized losses on securities, net	(5)	—	(5)	(14)	—	(14)
* Additional minimum pension liability	—	—	—	—	—	—
* Foreign currency translation adjustment	(90)	—	(90)	(100)	—	(100)

Other comprehensive loss	(95)	—	(95)	(114)	—	(114)

Accumulated other comprehensive (loss) income — end of period	(231)	2	(229)	(371)	(2)	(373)

Accumulated other comprehensive (loss) income as of June 30, 2007 and 2008 has the following components:

	As of June 30, 2007			As of June 30, 2008
		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net

Unrealized losses on securities, net	(5)	—	(5)	(20)	—	(20)
Additional minimum pension liability	(4)	2	(2)	—	—	—
Foreign currency translation adjustment	(222)	—	(222)	(356)	—	(356)
Pension net actuarial gain (loss)	—	—	—	9	(3)	6
Pension net prior service (cost) credit	—	—	—	(4)	1	(3)

Total	(231)	2	(229)	(371)	(2)	(373)

Total comprehensive (loss) income for the three and nine months ended June 30, 2007 and 2008 was as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Net (loss) income	(218)	(401)	16	(1,481)
Other comprehensive (loss) income	(23)	2	(95)	(114)

Total comprehensive (loss) income	(241)	(399)	(79)	(1,595)

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

15.  Supplemental Cash Flow Information

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Cash paid for:
Interest to Infineon	—	—	12	—
Interest to third parties	1	9	4	19
Income taxes	16	1	63	10
Non-cash financing activities:
Capital lease obligations (note 12), net of foreign currency translation effect	—	27	—	128

16.  Related Parties

The Company has transactions in the normal course of business with Infineon group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables as of September 30, 2007 and June 30, 2008 consist of the following:

	As of	As of
	September 30,	June 30,
	2007	2008

Current:
Infineon group — trade (note 7)	11	2
Inotera — trade (note 7)	3	1
Other associated and related companies — financial and other	2	2
Employee receivables	3	3

Total Related Party receivables	19	8

Related Party payables as of September 30, 2007 and June 30, 2008 consist of the following:

	As of	As of
	September 30,	June 30,
	2007	2008

Current:
Infineon group — trade (note 11)	56	35
Inotera — trade (note 11)	99	84

Total Related Party payables	155	119

Related Party receivables and payables have been segregated first between amounts owed by or to Infineon group companies and companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrued interest at interbank rates.

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Transactions with Related Parties during the three and nine months ended June 30, 2007 and 2008 include the following:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Purchases from Related Parties:
Infineon group companies
Infineon Dresden 200mm facility wafer purchases (note 3)	46	7	142	77
Information technology services	13	1	40	30
Research and development services	16	2	34	9
General support services	3	1	9	6
Production services	(6)	—	(21)	(10)
Other services, mainly rent and employee-related	6	13	35	40

Total Infineon group companies	78	24	239	152
Inotera	120	106	404	304
AMTC	8	7	26	24
Qreatic	—	2	—	2

Total Purchases from Related Parties	206	139	669	482

Interest expense to Infineon group companies	—	—	(8)	—

Wafer purchases from Infineon Dresden 200mm facility during the three and nine months ended June 30, 2007 and 2008 are based on Infineon’s cost plus a margin.

All purchases from Inotera refer to wafer supplies for manufacturing purposes.

Payments for purchases from related parties are generally made in the normal course of business with payment terms being up to two months.

Since the Formation, the Company entered into several service agreements with Infineon. These include general support services (including sales support, logistics services, purchasing services, human resources services, facility management services, patent support, finance, accounting and treasury support, legal services and strategy services), R&D services and IT services. In addition Qimonda also provides certain services to Infineon under these agreements (e.g. production services). Transactions under these agreements during the three and nine months ended June 30, 2007 and 2008 are included in purchases from Infineon in the table above.

In connection with the Formation, the Company entered into a global service agreement with Infineon, whereby the parties intend to provide standard support services to one another based on actual costs plus a margin of 3%. The Company and Infineon have also entered into a research and development services agreement for the provision of research and development services between the parties based on actual cost plus a margin of 3%.

Under the master information technology cost sharing agreement, Infineon and the Company generally agree to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agree to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s contribution to those costs. Under the master information technology service agreement, Infineon and the Company agree to provide information technology services to one another. In general, under all of these agreements, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2008 and thereafter as mutually agreed from year to year.

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

17.  Pension Plans

The components of net periodic pension cost (“NPPC”) for the three and nine months ended June 30, 2007 and 2008 are presented as follows:

	Three months ended				Nine months ended
	June 30,				June 30,
	2007		2008		2007		2008
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans	Plans	Plans

Service cost	(1)	—	(2)	—	(4)	—	(4)	—
Interest cost	—	—	—	—	(2)	—	(2)	—
Expected return on plan assets	—	—	—	—	1	—	1	—

NPPC	(1)	—	(2)	—	(5)	—	(5)	—

Qimonda made contributions during the three and nine months ended June 30, 2007 and 2008, respectively, as follows.

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Contribution	—	—	1	—

18.  Financial Instruments

The Company periodically enters into financial instruments, including foreign currency forward contracts. The objective of foreign currency forward contracts is to reduce the impact of exchange rate fluctuations on the Company’s foreign currency-denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2007 and June 30, 2008 are as follows:

	As of		As of
	September 30, 2007		June 30, 2008
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value

Forward contracts sold:
U.S. dollar	475	11	285	2
Japanese yen	2	—	2	—
Forward contracts purchased:
U.S. dollar	72	(1)	253	(2)
Japanese yen	70	(2)	27	(1)
Singapore dollar	5	—	6	—
Malaysian ringgit	17	—	15	(1)
Other currencies	1	—	33	—
Conversion option separated from the convertible notes	—	—	158	(6)
Interest swap	—	—	149	(9)
Other	108	11	—	—

Fair value, net		19		(17)

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Gains and losses from foreign currency derivatives and transactions are principally included in cost of goods sold, and were as follows for the three and nine months ended June 30, 2007 and 2008:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Net gains (losses) from foreign currency derivatives and transactions	(3)	(3)	(11)	18

At the issuance of the Company’s convertible notes (note 12) during the three months ended March 31, 2008, the equity conversion option embedded in the convertible notes was bifurcated pursuant to SFAS No. 133 and a corresponding amount of €23 is accreted as debt premium to interest expense over the term of the convertible notes. The conversion option is recorded at its estimated fair value of €6 in other non-current liabilities as of June 30, 2008, with changes in the fair value recorded as part of other non-operating income or expense. For the three and nine months ended June 30, 2008, the Company recognized other non-operating income of €16 and €17 as a result of the change in value of the conversion option.

19.  Commitments and Contingencies

Contribution from Infineon

These contingencies described below were assigned to the Company pursuant to the contribution agreement entered into between Infineon and the Company in connection with the Formation.

Under the contribution agreement, the Company is required to indemnify Infineon, in whole or in part as specified below, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities Infineon incurs in connection with the matters described below.

The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the Formation date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the settled Tessera litigation (for which the Company has different arrangements), the Company has agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without the Company’s prior consent. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and the Company, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrued liability that Infineon transferred to the Company at the Formation. Infineon has agreed not to settle this lawsuit without the Company’s prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage. The Company has agreed to indemnify Infineon for 80% of the court costs and legal fees relating to the settled litigation with Tessera.

The Company has further agreed to pay 60% of the total license fees payable by Infineon and the Company to which Infineon and the Company may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the Formation, one of which is still ongoing.

In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific provisions with respect to claims or lawsuits arising after the Formation:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products are to be borne by the Company.

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products are to be borne by the Company.

Litigation

In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count related to the pricing of DRAM between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved as between Infineon and the DOJ, subject to Infineon’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The charges by the DOJ related to DRAM-product sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM from Infineon.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers.

Sixteen cases were filed between June 2002 and September 2002 in several U.S. federal district courts purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the U.S. during a specified time period (“Direct U.S. Purchaser Class”), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.

In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi-District Litigation (“MDL”).

In September 2005, Infineon and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (granting an opportunity for individual class members to opt out of the settlement). The settlement agreement was approved by the court on November 1, 2006 and the court entered final judgment and dismissed the class action claims with prejudice on November 2, 2006. The Company has reached individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California, and has been related to the MDL described above.

On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM; this claim was dismissed without prejudice in April 2007.

In February 2007 and March 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc. and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. As with Unisys, the claims of these plaintiffs are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement. All four of these opt-out cases were filed in the Northern District of California and have been related to the MDL described above. Based upon the Court’s order dismissing portions of the initial Unisys complaint, the plaintiffs in all these opt-out cases filed amended complaints in May 2007. In June 2007, Infineon and its principal U.S. subsidiary answered the complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. and, along with its co-defendants, filed joint motions to dismiss certain portions of the DRAM Claims Liquidation Trust and Unisys amended complaint. On October 15, 2007 the Court denied

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

the motion to dismiss the Unisys amended complaint and deferred ruling on the motion to dismiss the DRAM Claims Liquidation Trust complaint. On October 29, 2007, Infineon and its principal U.S. subsidiary answered the amended complaints of Unisys and DRAM Claims Liquidations Trust. Fact discovery in all of the cases closed on December 17, 2007. The court has scheduled a trial date for June 1, 2009.

Sixty-four additional cases were filed between August 2002 and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania in May 2005 on behalf of foreign purchasers who directly purchased DRAM outside the U.S. between 1999 and 2002 (“Foreign Purchaser Case”)) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the U.S. during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct.

Twenty-three of the state (outside California) and federal court cases and the Foreign Purchaser Case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL-litigation. The Foreign Purchaser Case was dismissed with prejudice and without leave to amend in March 2006. Plaintiffs in that case appealed and oral arguments were heard before the Ninth Circuit Court of Appeals on March 13, 2008. No decision has yet been issued. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court. The plaintiffs in the indirect purchaser cases that originated outside California which have not been transferred to the MDL agreed to stay proceedings in those cases pending resolution of the MDL pretrial-proceedings through a single complaint on behalf of a putative nationwide class of indirect purchasers in the MDL. On January 29, 2008, the court issued an order granting in part and denying in part defendants’ motion to dismiss several of the claims. The order dismissed certain claims brought under a number of states’ antitrust laws on behalf of indirect purchasers of products in which DRAM was a component without leave to amend. Plaintiffs filed a Third Amended Complaint on February 27, 2008. Infineon and its principal U.S. subsidiary answered the complaint on March 18, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal the decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal. Plaintiffs have agreed to a stay of further proceedings in the state court cases until the appeal is complete. The District Court stayed proceedings pending the Court of Appeals’ decision whether to accept the appeal, and will schedule a hearing in near future to decide whether the stay should remain in place until the appeal is decided.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceedings. In July 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. The court’s order dismissed the claims on behalf of consumers, businesses and governmental entities in a number of states, and dismissed certain other claims with leave to amend. Amended complaints in both actions were filed on October 1, 2007. On November 26, 2007 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these amended complaints. A hearing was held for these motions on February 27, 2008. Since then, plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. A hearing was held on that motion on April 9, 2008 but no ruling has yet been issued. On April 10, 2008, the state attorney general of Delaware filed a request for dismissal of his claims without prejudice. On April 15, 2008, the U.S. District Court for the Northern District of California issued two orders in the New York and multistate state attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied defendants’ motion to dismiss. The order in the multistate state attorneys general case dismissed indirect purchaser claims under one state’s antitrust law and dismissed parens patriae claims on behalf of consumers under certain states’ consumer protection laws. The multistate order also granted defendants’ motion to strike any claim for relief seeking damages under certain states’ laws. The order denied defendants’ motion with respect to indirect purchaser claims under one state’s consumer protection statute and claims under certain states’ antitrust statutes). Between June 25, 2007 and April 28, 2008, the attorneys general of four states, Alaska, New Hampshire, Ohio, Texas and Vermont, filed requests for dismissal of their claims without prejudice.

In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of such actual fine. Infineon is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised Infineon’s principal U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act. No compulsory process (such as subpoenas) has been issued. Infineon is cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action a motion to certify the action to proceed as a class action was dismissed by the B.C. Supreme Court in May 2008; the plaintiff has filed an appeal to the Court of Appeal. In one Quebec class action, the motion for authorization (certification) was dismissed by the Quebec Superior Court in June 2008. The other Quebec action has been stayed pending developments in the one that is going forward.

Between September 2004 and November 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped as a defendant) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and in June 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period between March 2000 and July 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s principal U.S. subsidiary and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. Plaintiffs filed a third amended complaint in July 2007. On January 25, 2008 the court entered into an order granting in part and denying in part the defendants’ motion to dismiss. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10 (b) and 20 (a) of the U.S. Exchange Act of 1934 (the “Act”) and dismissed the claim under § 20 A of the Act with prejudice. In the contribution agreement the Company entered into with Infineon, the Company agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.

Infineon believes these claims are without merit. The Company is currently unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from these actions. If the outcome of these actions is unfavorable or if Infineon incurs substantial legal fees in defending these actions regardless of outcome, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carriers have denied coverage in the securities class actions and Infineon filed suits against the carriers in December 2005 and August 2006. Infineon’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claims against the other insurance carrier are still pending.

On April 10, 2007, Lin Packaging Technologies, Ltd. (Lin) filed a lawsuit against Infineon, its principal U.S. subsidiary and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products were infringing two Lin patents. In May 2007, Lin amended its complaint to include Qimonda AG, Qimonda North America Corp. and Qimonda Richmond LLC. In November 2007 the parties settled and the case was dismissed.

On March 31, 2008, Technology Park Partners, LLC (“Technology Park”), filed a lawsuit against Qimonda North America Corp. (“Qimonda NA”) in the United States District Court for the District of Vermont. The lawsuit alleges that Qimonda NA has breached a ten year term lease whereby Qimonda NA, as tenant, leased from Technology Park 59,245 net square feet of office space in its building in South Burlington, Vermont for a period of ten years starting March 1, 2008 (“Lease”), by failing to take possession of the premises and to pay for certain improvements and other amounts Technology Park claims are due under the lease. Qimonda NA has filed an answer denying the allegations of the complaint (note 21).

On April 18, 2008 LSI Corporation filed a complaint with the US International Trade Commission to investigate an alleged infringement by 18 respondents of one LSI patent (the “ITC Case”). On June 6, 2008 LSI filed a motion to amend such complaint to add Qimonda and 4 other respondents to the investigation. In addition, LSI filed a lawsuit in the Eastern District of Texas on the same patent against all respondents in the ITC case, including Qimonda. Qimonda has not yet been served and formally added to these proceedings, but expects the case in the Eastern District of Texas to be stayed while the ITC Case is pending.

Accruals and the potential effect of these lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of June 30, 2008 the Company had accrued liabilities in the amount of €77 related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the securities class actions and the Canadian antitrust investigation and litigation described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations and financial condition.

An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects on the Company, which would have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of its respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interests of the Company, as its deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on the Company’s results of operations and financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.

Contractual Commitments

On October 8, 2007, Qimonda entered into a rental agreement for new headquarter offices south of Munich, Germany. The agreement involves the construction of a building by a third party lessor, and includes a 15 year non-cancelable lease term, which is expected to start in early 2010. Qimonda has an option to extend the lease for two 5 year periods at similar lease terms to the initial non-cancelable lease term. The minimum rental payments aggregate €96 over the initial lease term. The lease contract provides for rent escalation in line with market-based increases in rent. The agreement will be accounted for as an operating lease with monthly lease payments expensed on a straight-line basis over the lease term. In April 2008, the parties agreed to defer the project until January 2009.

The Company’s operating lease expenses were €8 and €23 for the three and nine months ended June 30, 2007 and were €8 and €23 for the three and nine months ended June 30, 2008, respectively. Operating lease payments include amounts paid to Infineon for lease payments.

Other Contingencies

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2008, a maximum of €268 of these subsidies could be refundable.

The Company has guarantees outstanding to external parties of €137 as of June 30, 2008, that mainly expire through 2013. Guarantees are mainly issued by Infineon for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries. Such guarantees which relate to Qimonda AG were transferred to the Company as part of the Formation. The Company also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to its business but that cannot be transferred to it for legal, technical or practical reasons.

The Company, through certain of its sales and other agreements, in the normal course of business, may be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition.

20.	Operating Segment and Geographic Information

The Company has one operating segment, Memory Products, which is also its reportable segment, consistent with the manner in which financial information is internally reported and used by the Chief Operating Decision Maker for purposes of evaluating business performance and allocating resources.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the consolidated Company’s business and to evaluate and report performance as part of the Infineon Group. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company in a manner similar to that which management uses to assess and direct the business. EBIT is not a substitute for net income, however, because the exclusion of interest and tax expense is not appropriate when reviewing the overall profitability of the Company.

EBIT is determined as follows from the consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Net (loss) income	(218)	(401)	16	(1,481)
Adjust:
Income tax expense	(104)	8	—	26
Interest (income) expense, net	(1)	7	(4)	11

EBIT	(323)	(386)	12	(1,444)

The following is a summary of net sales by geographic area for the three and nine months ended June 30, 2007 and 2008:

	Three months ended				Nine months ended
	June 30,				June 30,
	2007		2008		2007		2008

Net sales:
Germany	52	7%	31	8%	212	7%	104	8%
Rest of Europe	65	9%	32	8%	331	11%	117	9%
North America	244	33%	121	32%	1,093	38%	428	33%
Asia/Pacific	229	31%	156	41%	898	31%	502	38%
Japan	150	20%	44	11%	363	13%	158	12%

Total	740	100%	384	100%	2,897	100%	1,309	100%

For practical purposes, the Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 1% of total sales in any period

QIMONDA AG AND SUBSIDIARIES
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

21.	Subsequent Events

The following significant events occurred after June 30, 2008:

On July 8, 2008, Qimonda decided to close down its design centers at its Italian subsidiary’s sites in Padua and Milan by the end of 2008. Qimonda estimates that the restructuring expenses in connection with these closures amount to about €5 and will be incurred in the quarter ended September 30, 2008. The expenses relate to the termination of employees and the cancellation of rental contracts.

On July 14, 2008, Qimonda North America reached a tentative agreement with Technology Park to settle all claims and disputes related to the complaint regarding the lease in Vermont and plan to finalize a written agreement shortly (note 19).

On July 17, 2008 the remaining shares of Inotera held by Infineon were transferred to Qimonda. This completed the legal transfer of all Inotera shares from Infineon to Qimonda (note 9).

On July 17, 2008 the plaintiffs in the Quebec antitrust action, whose motion for authorization (certification) was dismissed by the Quebec Superior Court in June 2008, filed an appeal against this court decision (note 19).

SUPPLEMENTARY INFORMATION (UNAUDITED)

Gross and Net Cash Position

Qimonda defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since its Formation, Qimonda holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of its overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets as of September 30, 2007 and June 30, 2008:

	As of	As of
	September 30,	June 30,
	2007	2008

Cash and cash equivalent	746	510
Marketable securities	265	120

Gross Cash Position	1,011	630
Less: Short-term debt and current maturities	(77)	(193)
Long-term debt	(227)	(438)

Net Cash (Debt) Position	707	(1)

Return on Capital Employed (RoCE)

In addition to EBIT, the Qimonda management committed itself from the 2007 financial year going forward to focus on measuring the profitability of the Company compared to the capital that has been required. Therefore, the financial indicator Return on Capital Employed (“RoCE”) was implemented to measure this performance.

Earnings before interest, Capital Employed and RoCE are non-GAAP financial measures. Reconciliations to the closest GAAP measures of net (loss) income, shareholders’ equity, and net (loss) income to shareholders’ equity ratio, respectively, are presented below. Capital Employed is the end period shareholders’ equity less the net cash position. RoCE is calculated as Earnings before Interest (EBI) divided by Capital Employed. Quarterly RoCE calculations are annualized for purposes of this ratio only, which may exceed reported annual earnings and is not indicative of expected earnings in any future period.

RoCE is determined as follows from the condensed consolidated financial statements:

	As of	As of
	September 30,	June 30,
	2007	2008

Shareholders’ Equity	3,517	1,925
Less: Net (Cash) Debt Position	(707)	1

Capital Employed	2,810	1,926

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Net income (loss)	(218)	(401)	16	(1,481)
Adjust: Interest (income) expense, net	(1)	7	(4)	11

Earnings (loss) before Interest	(219)	(394)	12	(1,470)

Net income (loss)/Shareholders’ Equity	(23)%	(83)%	1%	(103)%
Return on Capital Employed	(29)%	(82)%	1%	(102)%

Free Cash Flow

Qimonda defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “free cash flow” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. Management believes the most comparable U.S. GAAP measure is net cash provided by operating activities. Since Qimonda operates in a capital-intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the Company’s condensed consolidated statements of cash flows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Net cash provided by (used in) operating activities	45	(155)	769	(423)
Net cash used in investing activities	(238)	81	(724)	(41)
Therein: Purchases of marketable securities available for sale	1	(32)	147	13
Proceeds from marketable securities available for sale	—	(73)	(16)	(138)

Free cash flow	(192)	(179)	176	(589)

Employees

As of June 30, 2008 Qimonda had 12,806 employees worldwide, including 2,437 engaged in research and development. The term “employees” includes the nominal number of all full-time employees with unlimited and limited contracts and the nominal number of all part-time employees with unlimited and limited contracts regardless of individual working time. The term does not include work students who are officially enrolled in a university, college or school, apprentices and interns, employees of nonconsolidated subsidiaries, as well as temporarily leased workers and consultants.

Market for ordinary shares

Qimonda AG ordinary shares are traded as American Depository Shares (ADSs) on the New York Stock Exchange under the symbol “QI”. The shares are also traded in the Open Market (Freiverkehr) of the Frankfurt Stock Exchange under A0KEAT.

Financial Calendar

Qimonda plans to announce results for its financial year ending September 30, 2008, on December 4, 2008.

Publication date

August 1, 2008

Contact information

Qimonda AG
Investor Relations
Gustav-Heinemann-Ring 212
81739 Munich, Germany

Phone: +49 89 60088-1200
E-Mail: mailto:investor.relations@qimonda.com

Visit http://www.qimonda.com/ for an electronic version of this report and other information.

Risk Factors

As a Company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies, as well as declines in our share price which may result in impairment charges. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

These and other material risks that we face are described in detail in the “Risk Factors” section of our annual report on Form 20-F for the year ended September 30, 2007, which we have filed with the U.S. Securities and Exchange Commission. A copy of our Form 20-F is available at the Investor Relations section of our website http://www.qimonda.com, as well as on the SEC’s website, http://www.sec.gov. We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Qimonda’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and any further corporate reorganization measures in that regard. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in the Form 20-F.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: August 1, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board